UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
_______________________________________________________________

JOHN LAMONT THOMPSON WHFIT
161 MONTGOMERY ST. #
PAWTUCKET, RI 02860

Phone: (401) 481-4188

Name and address of agent for service of process:
john-lamont: thompson, Authorized Representative - UCC 1-207/308
161 Montgomery St. #2
Pawtucket, Rhode Island 02860

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]


During the preparation of this form N-8A notification of registration
c/o JOHN LAMONT THOMPSON 'WHFIT,'the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of the trust assets.

In the matter of public interest, the attached Declaration of Trust are private and should be treated with confidentiality.




'This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filling of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.'








JURAT



Pursuant to the requirements of the Investment Company Act of 1940 the

Sponsor/Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city

of PAWTUCKET and STATE of RHODE ISLAND on the 2nd day of

September, 2020 A.D.



Signature (Name of Registrant): /s/JOHN LAMONT THOMPSON 'WHFIT'


By (Name of sponsor, trustee, custodian): /s/john-lamont: thompson


Title: Authorized Representative UCC 1-207/308



Attest: /s/Karen Malloy, #756600

Title: Notary Public

Commission Expires: 07/01/2022